

10032605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 24 2010
Washington, DC
110

SEC FILE NUMBER
8-00044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. DENISON CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 N 7TH STREET
(No. and Street)

SHEBOYGAN (City) WI (State) 53081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES A. TESTWUIDE (920) 457-9451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHENCK SC
(Name – *if individual, state last, first, middle name*)

712 RIVERFRONT DR SUITE 301 (Address) SHEBOYGAN (City) WI (State) 53081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES A. TESTWUIDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. DENISON CO., as of SEPTEMBER 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO-Pres

Title

Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Statement of Cash Flows

x (p) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17A-5


Schenck
SC
CPAs AND SO MUCH MORE.

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2009 through September 30, 2010, which were agreed to by H. C. Denison Co. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including general ledger entries and canceled checks noting no differences;

2. Compared the amounts reported on the four quarterly Form X-17A-5's (as reconciled to the annual audited Form X-17A-5) for the fiscal year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period October 1, 2009 through September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger detail for postings of mutual fund commissions for the period October 1, 2009 through September 30, 2010 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail for postings of mutual fund commissions for the period October 1, 2009 through September 30, 2010 supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (of which there was none) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Schenck SC

Certified Public Accountants

Sheboygan, Wisconsin
November 22, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000044 FINRA SEP
H C DENISON CO
PO BOX 28
SHEBOYGAN WI 53082-0028

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,629.72

B. Less payment made with SIPC-6 filed (exclude interest) (1,581.99)

4/28/10 & revised 6/2/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,047.73

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,047.73

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,047.73

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HC Denison Co
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 17 day of November, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Oct 01, 2009 and ending Sept 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,804,765

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — (752,879)

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — (752,879)

2d. SIPC Net Operating Revenues — $ 1,051,886

2e. General Assessment @ .0025 — $ 2,629.72

(to page 1, line 2.A.)

H. C. DENISON CO.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3 - 4
Statement of Operations	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 13
SUPPLEMENTAL INFORMATION	
Independent Auditors' Report on Supplemental Information	15
Schedule I - Computation of Net Capital	16
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	17
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	18 - 20


Schenck
SC
CPAs AND SO MUCH MORE.

Independent Auditors' Report

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying statement of financial condition of H. C. Denison Co. as of September 30, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. C. Denison Co. as of September 30, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 22, 2010


AGN
INTERNATIONAL

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2010

ASSETS

Cash and cash equivalents	$ 362,542
Cash - Segregated for reserve requirement	347,694
Cash - Segregated at clearing house	58,180
Receivables:	
Customers	24,648
Commissions	33,769
Interest and dividends	3,551
Other	2,627
Securities owned, at fair value	478,319
Federal tax deposit	5,778
Property and equipment, net of accumulated depreciation of $101,260	37,429
	$ 1,354,537

See notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Note payable	$ 50,000	
Payables:		
Customers	164,201	
Brokers and dealers	214,329	
Other	19,961	
Accrued liabilities:		
Salaries, commissions and related withholdings	17,492	
Property taxes	7,731	
Total liabilities		$ 473,714
Stockholders' equity		
Common stock, no par value:		
Authorized, 2,000 shares		
Issued and outstanding, 1,590 shares	1,382,778	
Accumulated deficit	(501,955)	
Total stockholders' equity		880,823
		$ 1,354,537

H. C. DENISON CO.

Statement of Operations
Year ended September 30, 2010

Revenues		
Commissions	$ 1,359,185	
Net dealer inventory and security gains	336,452	
Interest and dividends	27,118	
Other	80,211	
Total revenues		$ 1,802,966
Expenses		
Employee compensation and benefits	1,230,805	
Communications	139,910	
Promotional costs	22,818	
Occupancy and equipment	296,777	
Interest	7,917	
Professional fees	35,767	
Bank and clearing charges	126,884	
Other	71,347	
Total expenses		1,932,225
Net loss		$ (129,259)

See notes to financial statements.

H. C. DENISON CO.

Statement of Changes in Stockholders' Equity
Year ended September 30, 2010

	Shares	Common Stock	Accumulated Deficit	Total
Balance, October 1, 2009	1,322	$ 1,227,000	$ (372,696)	$ 854,304
Issuance of common stock	268	155,778	-	155,778
Net loss	-	-	(129,259)	(129,259)
Balance, September 30, 2010	1,590	$ 1,382,778	$ (501,955)	$ 880,823

See notes to financial statements.

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2010

Operating activities		
Net loss	$ (129,259)	
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	12,761	
Decrease (increase) in:		
Cash - Segregated	(49,959)	
Receivables	125,619	
Securities owned	213,493	
Federal tax deposit	(3,520)	
Decrease in:		
Payables	(480,965)	
Accrued liabilities	(6,579)	
Net cash used for operating activities		$ (318,409)
Investing activity		
Purchase of property and equipment		(1,636)
Financing activities		
Proceeds from issuance of common stock	155,778	
Net increase in note payable	50,000	
Net cash provided by financing activities		205,778
Cash and cash equivalents		
Net decrease		(114,267)
Beginning of year		476,809
End of year		$ 362,542
Supplemental disclosure of cash flow information		
Cash paid for interest		$ 7,917

See notes to financial statements.

Notes to Financial Statements
September 30, 2010

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through November 22, 2010, the date which the financial statements were available to be issued.

C. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Reserve for bad debts

No reserve for bad debts is deemed necessary because the Company holds purchased securities until the customer remits payment and does not pay customers for sales until the securities are presented.

F. Securities owned and revenue recognition of securities transactions

Customers' and brokers' and dealers' securities and commodities transactions are recorded on a settlement date basis. Securities and commodities transactions of the Company and any related profit or loss are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value. See Notes 1K and 7 for a discussion of fair value measurements.

Note 1 - Nature of business and significant accounting policies, continued

G. Commissions

Commissions and related clearing expenses are recorded on the trade date basis as securities transactions occur.

H. Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

I. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $20,146 for the year ended September 30, 2010. These costs are included in promotional costs on the statement of operations.

J. Income taxes and new accounting standard

The Company has elected, by consent of its stockholders, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income. Instead, the stockholders are liable for their respective shares of the Company's taxable income on their individual tax returns. The Company periodically makes distributions to the stockholders for income taxes.

Effective October 1, 2009, the Company has adopted the guidance for accounting for uncertainties in income taxes which is part of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*. This guidance increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainties in income taxes for tax positions taken or expected to be taken. It makes recognition and measurement more consistent as well as offering clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. This adoption had no material impact on the Company's financial condition, results of operations or cash flows.

The Company's federal income tax returns are subject to examination generally for three years after they are filed and its state income tax returns generally for four years after they are filed.

Note 1 - Nature of business and significant accounting policies, continued

K. Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements in financial statements. Effective October 1, 2008, the Company adopted provisions of ASC 820 with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis. The partial adoption of ASC 820 did not have a material impact on the Company's financial statements. Effective beginning October 1, 2009, the Company adopted the provisions of ASC 820 with respect to its nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets. This adoption did not have a material impact on the Company's financial statements at September 30, 2010.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

- Level 1 - Quoted prices in active markets for identical assets and liabilities
- Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Note 2 - Concentration, risks and uncertainties

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per entity. The Company's cash deposits, at times, exceed these limits.

The Company's securities are subject to various risks, including market, credit and interest rate risks.

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2010

Note 3 - Cash - Segregated for reserve requirement

The Company is required to maintain sufficient bank accounts and qualified securities as a reserve to protect customer interests pursuant to Securities and Exchange Commission Rule 15c3-3. At September 30, 2010, cash segregated for reserve requirement consists of:

Cash on deposit	$ 311,925
Certificates of deposit	35,769
	$ 347,694

Note 4 - Cash - Segregated at clearing house

The Company is required to maintain cash balances at Depository Trust and Clearing Corporation. These segregated cash balances fluctuate periodically based on activity. Depository Trust and Clearing Corporation holds securities owned by the Company and is the Company's primary clearing agent.

Note 5 - Receivable from and payable to customers

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned and not yet paid for by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Note 6 - Receivable from and payable to brokers and dealers

Accounts receivable from and payable to brokers and dealers consist of cash due or payable on security transactions. The security transactions are settled when the underlying securities are delivered. Securities sold but not yet delivered are held as collateral for monies due upon delivery. Securities held as collateral pending payment are not reflected in the financial statements. Monies owed against securities not yet received are held pending receipt of securities.

Amounts receivable from and payable to brokers and dealers at September 30, 2010 consist of the following:

	Receivable	Payable
Unsettled regular-way transactions	$ -	$ 214,329

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2010

Note 7 - Securities owned and fair value measurements

The following table presents, for each of the fair value hierarchy levels, the Company's financial assets and liabilities at September 30, 2010 that are measured at fair value on a recurring basis:

Assets	Total	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Securities owned:				
Stocks	$ 19,956	$ 12,345	$ -	$ 7,611
Corporate bonds:				
A credit rating	29,790	-	29,790	-
A- credit rating	13,349	-	13,349	-
BBB credit rating	16,709	-	16,709	-
BBB- credit rating	85,279	-	85,279	-
B credit rating	4,863	-	4,863	-
No public rating requested	28,821	-	28,821	-
U.S. Government obligations	26,745	26,745	-	-
Municipal bonds:				
AAA credit rating	145,355	-	145,355	-
AA- credit rating	5,299	-	5,299	-
A+ credit rating	10,599	-	10,599	-
No public rating requested	91,554	-	91,554	-
Total assets measured at fair value on a recurring basis	$ 478,319	$ 39,090	$ 431,618	$ 7,611

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended September 30, 2010:

	Stocks
Balance, beginning of year	$ 7,877
Sales (no realized gains or losses)	(266)
Balance, end of year	$ 7,611

Note 8 - Note payable

At September 30, 2010, the Company had available with Community Bank & Trust, a line of credit of $1,000,000 which matures May 2, 2011 and is secured by substantially all assets of the Company. There was $50,000 outstanding at September 30, 2010. The interest rate charged is the bank's prime rate subject to a minimum of 5.5% (5.5% at September 30, 2010). The line of credit is guaranteed by the stockholder of the Company.

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2010

Note 9 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010, the Company had net capital of $809,680, which was $559,680 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.1641 to 1.

Note 10 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2010, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature.

Note 11 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility from a former stockholder for $11,955 per month, adjusted annually based on the change in the consumer price index, under a noncancelable operating lease which expires December 1, 2012. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

Following is a schedule by years of future minimum rental payments required under operating leases that have initial noncancelable lease terms in excess of one year as of September 30, 2010:

Year ending September 30,	
2011	$ 143,460
2012	143,460
2013	23,910
	$ 310,830

Rent expense under all operating leases amounted to $145,576 for the year ended September 30, 2010.

SUPPLEMENTAL INFORMATION


Schenck
SC
CPAs AND SO MUCH MORE.

Independent Auditors' Report on Supplemental Information

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying financial statements of H. C. Denison Co. as of and for the year ended September 30, 2010, and have issued our report thereon dated November 22, 2010.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, as of and for the year ended September 30, 2010, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 22, 2010

Schedule I

H. C. DENISON CO.
Computation of Net Capital
September 30, 2010

Net capital		
Total ownership equity, as reported on statement of financial condition		$ 880,823
Less nonallowable assets:		
Property and equipment, net of accumulated depreciation	$ 37,429	
Other assets	13,389	
Total nonallowable assets		50,818
Net capital before haircuts on securities positions		830,005
Less haircuts on securities positions:		
Bankers' acceptances, certificates of deposit, and commercial paper	715	
U.S. and Canadian government obligations	700	
State and municipal government obligations	8,198	
Corporate obligations	9,277	
Stocks and warrants	1,435	
Total haircuts on securities positions		20,325
Net capital		$ 809,680
Basic net capital requirement		
Net capital required (greater of $250,000 or 6.67% of aggregate indebtedness)		$ 250,000
Excess net capital		$ 559,680
Aggregate indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ 259,385
Less deposits in special reserve bank accounts		126,554
Total aggregate indebtedness		$ 132,831
Percentage of aggregate indebtedness to net capital		16.41%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2010.

Schedule II

H. C. DENISON CO.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
September 30, 2010

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 144,930	
Total credits		$ 144,930
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	24,402	
Total debits		24,402
Reserve computation		
Excess of total credits over total debits		120,528
105% of excess of total credits over total debits		126,554
Amounts held on deposit in reserve bank account, including value of qualified securities		347,694
Amount of withdrawal		(150,000)
New amount in reserve bank accounts after subtracting withdrawal		$ 197,694
Date of withdrawal		October 1, 2010

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2010.


Schenck
SC
CPAs AND SO MUCH MORE.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

In planning and performing our audit of the financial statements of H. C. Denison Co. (Company) as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.


AGN
INTERNATIONAL

Appleton • Fond du Lac • Green Bay • Manitowoc • Milwaukee • Oshkosh • Sheboygan • Stevens Point
800-236-2246 • schencksc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Schenck SC

Certified Public Accountants

Sheboygan, Wisconsin
November 22, 2010

H. C. DENISON CO.

Financial Statements

September 30, 2010

Together With Independent Auditors' Report